UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 14F-1/A

(Amendment No. 1)

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INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

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Commission file number: 000-50603

LEFT BEHIND GAMES INC.

(Name of Small Business Issuer in its charter)

Washington	91-0745418
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

25060 Hancock Avenue, Suite 103 Box 110

Murrieta, California 92562

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(Address of principal executive offices) (Zip Code)

(951) 894-6597

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(Registrant's telephone number, including area code)

With Copies to:

The Sourlis Law Firm

Virginia K. Sourlis, Esq.

214 Broad Street

 Red Bank, New Jersey 07701

 www.SourlisLaw.com

 Telephone: (732) 530-9007

Facsimile: (732) 530-9008

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LEFT BEHIND GAMES INC.

INFORMATION STATEMENT

FILED PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY

OF THE BOARD OF DIRECTORS

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LEFT BEHIND GAMES INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY LEFT BEHIND GAMES INC. SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

The Merger

This Information Statement is being furnished to the holders of record as of February 21, 2010 (the “Record Date”) of the outstanding shares of common stock, $0.001 par value per share (the “Common Stock”), of Left Behind Games Inc., a Washington corporation (“LFBG” or the “Company”), in connection with the Company’s acquisition of Digital Praise, Inc., a California corporation (“Digital Praise”), in a reverse triangular merger pursuant to an Agreement and Plan of Merger, dated February 22, 2010 (the “Agreement”), entered into by the Company, DP Acquisition, Inc., a California corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Digital Praise. The transaction is hereinafter referred to as the “Merger.”

Pursuant to the Agreement, upon the consummation of the Merger, Merger Sub shall merge with and into Digital Praise, with Digital Praise being the surviving corporation (the “Surviving Corporation”), and thereby resulting in Digital Praise becoming a wholly-owned subsidiary of LFBG.

The Agreement provides that Merger shall be consummated approximately, but not earlier than 10 days after this Schedule 14F-1 is filed with the United States Securities and Exchange Commission (the “SEC”) and distributed to the LFBG stockholders of record as of the Record Date but in any event, no later than April 30, 2010 (the “Closing Date”).

In connection with the Merger, LFBG will:

1.

Pay an aggregate of $210,000 to the existing Digital Praise shareholders (the “Digital Praise Shareholders”) on a pro rata basis, based on the number of shares of Common Stock held by Digital Praise Shareholders immediately prior to the Merger;

2.

Issue the number of shares of LFBG Common Stock equal to the quotient determined by dividing (i) $2,250,000, by (ii) the Average Closing Price  to the Digital Praise Shareholders on a pro rata basis, based on the number of shares of Digital Praise Common Stock held by such Digital Praise Shareholders immediately prior to the Merger ..  “Average Closing Price” shall mean the average closing price of the Company’s Common Stock on the OTC Bulletin Board for the 30 days immediately prior to the Closing Date as reported on www.otcbb.com , provided however, that the Average Closing Price shall not be less than $0.0084 (267,857,143 shares of Common Stock) nor greater than $0.0126 (178,571,429 shares of Common Stock).

3

.Issue to the Digital Praise Shareholders an aggregate of 80,000,000 shares of LFBG Common Stock on a pro rata basis, based on the number of shares of Digital Praise Common Stock held by such Digital Praise Shareholders immediately prior to the Merger , plus, if the Company issues any of its equity securities or securities or other rights exercisable for or convertible into equity securities (whether such securities may be exercised or converted prior to, at, or following the closing of the Merger) between the date of the Merger Agreement is signed and the closing date of the Merger, an additional number of shares of the Company’s Common stock that is necessary to cause the total number of the Merger Shares to equal the percentage of the number of issued and outstanding shares of the Company’s Common Stock on a fully-diluted basis (assuming conversion and exercise of all securities convertible into, or exercisable for, directly or indirectly, shares of the Company’s Common Stock) that the number of Merger Shares would have equaled if the Company had not issued any shares of capital stock during such period;

4.

Enter into a three-year employment agreement with each of Thomas M. Bean, William R. Bean and Peter Fokos, which shall provide that each of Thomas M. Bean, William R. Bean and Peter Fokos to receive an option to purchase up to 30,000,000 shares of LFBG Common Stock, a signing bonus of $30,000, an annual base salary of $125,000, and an annual performance-based bonus based on the Company achieving certain milestones;

5.

Enter into a three-year employment agreement with Mr. Troy A. Lyndon pursuant to which Mr. Lyndon has elected to initially receive no annual salary until such a time, in Mr. Lyndon’s sole determination, the Company is in a financial position where Mr. Lyndon’s receipt of such annual base salary would not negatively affect the Company or its shareholders. This election to initially not receive any cash compensation shall not result in the accrual of any salaries due Mr. Lyndon pursuant to the Employment Agreement. Upon Mr. Lyndon’s determination to commence receiving cash compensation, he will be entitled to commence receipt of his salary based on an annual base rate of $200,000 per year, and an annual performance-based bonus of up to $225,000 based on the Company achieving certain milestones. In addition, Mr. Lyndon will receive a number of shares of LFBG Common Stock sufficient to cause Mr. Lyndon to own 12.5% of the issued and outstanding shares of LFBG Common Stock upon the consummation of the Merger;

6.

Enter into a Noncompete Agreement with each of Thomas M. Bean, William R. Bean and Peter Fokos as specified in the Agreement;

7.

Issue to Lennox Hill Partners the number of shares of LFBG Common Stock sufficient to cause Lennox Hill Partners to own 4.99% of the issued and outstanding shares of LFBG Common Stock upon the consummation of the Merger; and

8.

Issue shares of LFBG Common Stock in exchange for the cancellation of certain Digital Praise indebtedness as specified in the Agreement.

The Company will issue the aforementioned shares of the Company’s Common Stock upon reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded the Company under Section 4(2) and Rule 506 of Regulation D promulgated thereunder due to the fact that the stock issuances will not involve a public offering of securities. There are only seven Digital Praise Shareholders, three of whom will be directors and officers of the Company upon the consummation of the Merger and all but one of whom is not an “accredited investor.” All of the DP Shareholders will have received a Disclosure Statement satisfying the information requirements of Rule 502(c) of Regulation D with respect to the offer and sale of the Company’s Common Stock by the Company in the Merger.

ABOUT DIGITAL PRAISE, INC.

Incorporated in 2003 in the State of California, Digital Praise has become one of the world’s largest privately-held Christian software developer, distributor and publishers. Digital Praise’s entertainment software is developed for Windows and Macintosh personal computers, DVD’s, online flash games and iPhones, with plans to take existing and new brands to game consoles and other emerging platforms. The market opportunities for sales are primarily with Christian families with children ages preschool to high school that are looking for faith-based entertainment and more generally in families looking for good clean fun that serves an underlying purpose. Digital Praise’s products include the best-selling series - Guitar Praise (the Christian guitar controller game), Dance Praise (Christian dance pad game), Adventures in Odyssey, Hermie & Friends, aMazing Bible, and licensed products such as Light Rangers and VeggieTales.

Digital Praise has had ongoing distribution in the Christian Booksellers Association (“CBA”) channel, in mass-market locations , through infomercials with Sky Angel, and online. Digital Praise has a wide range of strategic relationships with Christian market leaders including Thomas Nelson, EMI, and Focus on the Family (which has both U.S. and international distribution partners), plus Christian retailers such as Family Christian Stores, Lifeway, Parable and Mardel. General market distribution relationships with Navarre Corporation through SOS Aggregation, enable retailers including Apple, Best Buy and Fry’s Electronics to sell Digital Praise products. Online retailers include Amazon.com and Christian Book Distributors (CBD), and international partners include Cook in Canada, STL in Great Britain, and Koorongs and Word in Australia, and international distributors in Japan, Taiwan, Singapore, Hong Kong and throughout Asia. Digital Praise has also experienced direct sales success in the Christian Ministry market through events and direct marketing efforts to Christian schools and youth groups.

Digital Praise’s product strategy is to initially release products on Windows and Macintosh platforms and then to develop and market products for consoles, mobile and other emerging platforms.

Digital Praise’s team consists of veteran artists, engineers and product marketing experts who have created many of The Learning Company’s awarded-winning products such as Reader Rabbit , ClueFinders , Carmen San Diego , and The Oregon Trail .

Digital Praise licenses well-known Christian brands that already have a strong following:

•

Adventures in Odyssey - the exclusive license to Focus on the Family’s renowned Adventures in Odyssey brand for software.

•

Guitar Praise and Dance Praise – Digital Praise has also licensed key Christian music artists’ songs from multiple publishers for these music products.

•

Hermie & Friends – Digital Praise has licensed the electronic rights to Thomas Nelson’s Hermie, (a Max Lucado property).

Digital Praise has sold over 150,000 dance game products, 85,000 guitar game products, and released over 35 products in five years. Digital Praise holds the distinction of having generated more than $5.6 million in revenue through sales of its Christian games during the past three years.

Legal Proceedings of Parties to the Merger

Left Behind Games Inc.

The Company is in the process of paying off a settlement (pursuant to a settlement agreement) in the amount of $31,824.65, with respect to a debt owed by the Company to a certain collection agency, related to a shipping debt incurred by the Company through its dealing with United Parcel Service. The settlement calls for the Company to pay $2,000 per month until paid in full. This debt has not yet been fully satisfied; however the Company is current in its obligations with regards to this settlement agreement.

A settlement agreement was entered into to resolve a dispute with Xerox Corporation in the amount of approximately $67,237.91. The settlement called for the Company to pay $1,448.77 per month until satisfaction in full. This debt has not yet been fully satisfied; however the Company is current in its obligations with regards to this settlement agreement.

Jeffrey Frichner, the Company’s former President, has filed a claim with the California Labor Board. Mr. Frichner’s claim alleges that the Company owes him approximately $120,380. This matter is currently ongoing.

Aside from this claim, the Company is not a party to any legal proceedings nor is aware of any investigation, claim or demand made on it that may reasonably result in any legal proceedings.

DP Acquisition, Inc.

DP Acquisition, Inc. is not a party to any legal proceedings nor is aware of any investigation, claim or demand made on it that may reasonably result in any legal proceedings.

Digital Praise, Inc.

On January 14, 2010, a former employee of Digital Praise filed a complaint with the Department of Fair Employment and Housing for wrongful termination. This matter is currently pending. Aside from this claim, Digital Praise is not a party to any legal proceedings nor is aware of any investigation, claim or demand made on it that may reasonably result in any legal proceedings.

Proposed Members to the Board of Directors

Pursuant to the Agreement, the following persons will be appointed as members of the Board (the “Proposed Directors”) to serve with the Company’s current members (Troy A. Lyndon, Richard Knox, Sr. and Richard Knox, Jr.) upon the consummation of the Merger:

Name	Position Held with Digital Praise	Age	Date First Elected or Appointed Director of Digital Praise
Thomas M. Bean	President, Chief Executive Officer and Chief Financial Officer	46	2003
Peter Fokos	Chief Technology Officer, Vice President and Creative Director	50	2003
William R. Bean	Vice President, Sales & Marketing	47	2003

Because the appointments of the Proposed Directors will result in a change in the majority of the Company’s directors, they will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders of record as of the Record Date in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

Securities of the Company

The authorized capital stock of the Company consists of: (i) 3,000,000,000 shares of Common Stock, of which 1,867,695,843 shares are issued outstanding as of the Record Date; (ii) 3,586,245 shares of Series A Preferred Stock, all of which are issued and outstanding; (iii) 16,413,755 shares of Series B Preferred Stock, of which 11,080,929 shares are issued and outstanding; (iv) 10,000 shares of Series C Preferred Stock, all of which are issued and outstanding and 1,000 shares of Series D Preferred Stock, 9 of which are issued and outstanding.

Common Stock

As of the Record Date, there were 1,867,695,843 shares of Common Stock issued and outstanding. The holders of our Common Stock are entitled to one vote per share of Common Stock held and have equal rights to receive dividends when, and if, declared by our Board of Directors, out of funds legally available therefore, subject to the preference of any holders of Preferred Stock. In the event of liquidation, holders of Common Stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of Common Stock are not redeemable and have no preemptive or similar rights.

Preferred Stock

We are authorized to issue sixty million (60,000,000) shares, par value $0.001 per share, of Preferred Stock, of which 3,586,245 are designated as Series A Preferred Stock; 16,413,755 are designated as Series B Preferred Stock; 10,000 are designated as Series C Preferred Stock and 1,000 are designated as Series D Preferred Stock. As of the Record Date, there were 3,586,245 shares of Series A Preferred Stock issued and outstanding; 11,080,929 shares of Series B Preferred Stock issued and outstanding; 10,000 shares of Series C Preferred Stock issued and outstanding and 9 shares of Series D Preferred Stock issued and outstanding.

The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of our assets in the event of our liquidation, dissolution, or winding-up, whether voluntarily or involuntarily, or in the event of any other distribution of our assets of among the shareholders for the purpose of winding-up our affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

Series A Preferred Stock

Each share of Series A Preferred Stock has voting power equal to one vote of Common Stock. Each holder of Series A Preferred Stock shall have the right, at such holder’s option, at any time or from time to time from and after the day immediately following the date the Series A Preferred Stock is first issued, to convert each share of Series A Preferred Stock into one fully-paid and non-assessable share of the Company’s Common Stock.

Series B Preferred Stock

Each share of Series B Preferred Stock had voting power equal to 200 shares of Common Stock for a twelve month period. Subsequently and currently, each share of Series B Preferred Stock has voting power equal to one vote of Common Stock. Each holder of Series B Preferred Stock shall have the right, at such holder’s option, at any time or from time to time from and after the day immediately following the date the Series B Preferred Stock is first issued, to convert each share of Series B Preferred Stock into one fully-paid and non-assessable share of the Company’s Common Stock.

Series C Preferred Stock

Each share of Series C Preferred has the voting equivalent of one million (1,000,000) shares of Common Stock. The voting rights of the Company’s Common Stockholders may be limited by the issuance of Series C Preferred Stock. The Series C Preferred Stock is not convertible into Common Stock. Each of the Series C Preferred Stock shall expire and cease to exist upon the third anniversary of the Merger’s closing date (Closing Date to be determined but in no event later than April 30, 2010).

Please refer below to the section of this Information Statement entitled “Voting Agreement and Series C Preferred Stock Proxies ” for important information regarding the voting rights of our Series C Preferred Stock.

Series D Preferred Stock

The shares of Series D Preferred Stock have no voting power whatsoever, except as otherwise provided by the Washington Business Corporation Act and for provisions protection of the Series D Preferred Stock Certificate of Designations. In each instance, each share of Series D Preferred Stock shall be entitled to one vote. Each holder of Series D Preferred Stock shall have the right, at such holder’s option, at any time or from time to time from and after the day immediately following the date the Series D Preferred Stock is first issued, to convert each share of Series D Preferred Stock into one million (1,000,000) fully-paid and non-assessable shares of the Company’s Common Stock. The voting rights of the Company’s Common Stockholders may be limited by the issuance and/or conversion of Series D Preferred Stock.

Security Ownership of Certain Beneficial Owners and Management

Pre-Merger

The following table sets forth certain information, as of the Record Date with respect to any person (including any “group,” as that term is used in Section 13(d)(3) of the Exchange Act who is known us to be the beneficial owner of more than five percent (5%) of any class of our voting securities, and as to those shares of our equity securities beneficially owned by each of our directors, our executive officers and all of our directors and executive officers and all of our directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated, the address for each person is c/o Left Behind Games Inc., 25060 Hancock Avenue, Suite 103 Box 110, Murrieta, CA 92562. As of the Record Date, there were 1,867,695,843 shares of Common Stock issued and outstanding.

Name of Beneficial Owner	Class of Voting Stock	Number of Shares of Voting Stock Beneficially Owned (1)	Percentage of Class
Troy A. Lyndon Chief Executive Officer, Chief Financial Officer and Chairman (Principal Executive Officer and Principal Financial/Accounting Officer)	Common Stock	162,027,378	8.67% (2)
	Series C Preferred	10,000	100% (3)

Richard Knox, Sr. Director	--	--	--

Richard J. Knox, Jr. Director	Common Stock	11,000,000 (4)	0.59% (2)

Demos Papasavvas Woodlands Sherborne Close Epson Downs Surrey KT 18 5UU United Kingdom	Common Stock	160,445,691(5)	8.58% (2)

Peter Quigley Ch. Des Cuttemers, 2 1297 Founex Switzerland	Common Stock	114,700,000(6)	6.13% (2)

All Officers & Directors As a Group (3 Persons)	Common Stock	173,027,378 (7)	9.21% (2)
	Series C Preferred	10,000	100% (3)

(1)

Consists of shares “beneficially owned” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(2)

Based on 1,867,695,843 shares of Common Stock issued and outstanding as of the date of this filing and the number of shares of Common Stock that the reporting person has the right to acquire within 60 days from the date of this filing.

(3)

Based on 10,000 shares of Series C Preferred Stock issued and outstanding. Each share of Series C Preferred Stock is entitled to 1,000,000 votes.

(4)

Consists of 2,000,000 shares of Common Stock plus 9,000,000 shares of Common Stock issuable upon the exercise of 9 shares of Series D Preferred Stock.

(5)

Consists of 158,135,291 shares of Common Stock plus 2,310,400 shares of Common Stock issuable upon the conversion of 2,310,400 shares of Series B Preferred Stock.

(6)

Consists of 112,350,000 shares of Common Stock and 2,350,000 shares of Common Stock issuable upon the conversion of 2,350,000 shares of Series B Preferred Stock.

(7)

Consists of 164,027,378 shares of Common Stock plus 9,000,000 shares of Common Stock issuable upon the conversion of 9 shares of Series D Preferred Stock.

Post-Merger

The following table sets forth certain information concerning the anticipated beneficial ownership of Company’s Common Stock after the Merger by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address for each person is c/o Left Behind Games Inc., 25060 Hancock Avenue, Suite 103 Box 110, Murrieta, CA 92562. We anticipate that upon consummation of the Merger, there will be approximately 3,253,853,350 shares of Common Stock issued and outstanding. Please be advised that the following figures are provided only as estimation, based upon certain assumptions we have made in anticipation of the Merger.

The following information is presented on a forward-looking basis assuming the consummation of the Merger.

Name of Beneficial Owner	Class of Voting Stock	Number of Shares of Voting Stock Beneficially Owned (1)	Percentage of Class
Troy A. Lyndon Chief Executive Officer, Chief Financial Officer and Chairman (Principal Executive Officer and Principal Financial/Accounting Officer)	Common Stock	276,944,124	12.5% (2)
	Series C Preferred Stock	1,667	16.67% (3)

Thomas M. Bean, President and Director	Common Stock	72,945,653	3.29%
	Series C Preferred Stock	1,667	16.67% (3)

Peter Fokos, Chief Technology Officer and Director	Common Stock	72,945,653	3.29%
	Series C Preferred Stock	1,667	16.67% (4)

William R. Bean, Chief Marketing Officer and Director	Common Stock	72,945,653	3.29%
	Series C Preferred Stock	1,667	16.67% (3)

Richard Knox, Sr. Director	Series C Preferred Stock	1,667	16.67% (3)

Richard J. Knox, Jr. Director	Common Stock	11,000,000 (4)	0.49% (2)
	Series C Preferred Stock	1,667	16.67% (3)

Demos Papasavvas Woodlands Sherborne Close Epson Downs Surrey KT 18 5UU United Kingdom	Common Stock	160,445,691(5)	7.23% (2)

Peter Quigley Ch. Des Cuttemers, 2 1297 Founex Switzerland	Common Stock	114,700,000(6)	5.17% (2)

All Officers & Directors As a Group (6 Persons)	Common Stock	506,781,083 (7)	22.78% (2)
	Series C Preferred	10,000	100% (3)

(1)

Consists of shares “beneficially owned” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(2)

Based on 2,215,552,986 shares of Common Stock anticipated to be issued and outstanding (assuming that 267,857,143 is issued based on $2,250,000 divided by $0.0084 (the least Average Close Price) and 80,000,000 shares of Common Stock to be issued pursuant to the Agreement) upon the consummation of the Merger and the number of shares of Common Stock that the reporting person has the right to acquire within 60 days from the date of this filing.

(3)

Based on 10,000 shares of Series C Preferred Stock issued and outstanding. Each share of Series C Preferred Stock is entitled to 1,000,000 votes. Pursuant to that certain Voting Agreement described in this filing, each director of the Company will have the right to direct the vote of 1,667 shares of Series C Preferred Stock.

(4)

Consists of 2,000,000 shares of Common Stock plus 9,000,000 shares of Common Stock issuable upon the exercise of 9 shares of Series D Preferred Stock.

(5)

Consists of 158,135,291 shares of Common Stock plus 2,310,400 shares of Common Stock issuable upon the conversion of 2,310,400 shares of Series B Preferred Stock.

(6)

Consists of 112,350,000 shares of Common Stock and 2,350,000 shares of Common Stock issuable upon the conversion of 2,350,000 shares of Series B Preferred Stock.

(7)

Consists of 497,781,083 shares of Common Stock plus 9,000,000 shares of Common Stock issuable upon the conversion of 9 shares of Series D Preferred Stock.

Directors and Executive Officers

PRE-MERGER DIRECTORS AND EXECUTIVE OFFICERS OF LFBG

Name	Age	Currently Position with LFBG
Troy A. Lyndon	45	Chief Executive Officer, Chief Financial Officer & Chairman of the Board
Richard Knox, Sr.	71	Director
Richard Knox, Jr.	50	Director

Business Experience

Troy A. Lyndon, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors, is our current Chief Executive Officer, Chief Financial Officer, and Chairman of the Board. As the former CEO of Studio Arts Multimedia, Inc., he managed and worked to develop six multi-million dollar video game projects for Corel Corporation. Previously, Mr. Lyndon served as President of Park Place Productions where he managed operations, including the publication and/or development for over 50 video game projects. Under Mr. Lyndon’s leadership, Park Place Productions became North America’s largest independent video game development company. Mr. Lyndon has over 20 years experience in the management and development of software projects, including computer and video game products such as Madden Football, Batman Returns, Defender of the Crown, and Street Fighter. Mr. Lyndon is also a recipient of the Entrepreneur of the Year award from Inc. Magazine, Merrill Lynch and Ernst & Young. Mr. Lyndon has also served many ministries and Christian publishers, including the Billy Graham Evangelistic Association, Campus Crusade for Christ International, the Bright Media Foundation, the publisher of the Left Behind book series and Biblesoft.

Richard J. Knox, Sr., Director is a seasoned businessman, former nuclear physicist, software developer, Pastor, founder and President of Ohana Haven Ministries in the State of Hawaii. In 1963, Mr. Knox began working for Lawrence Livermore Laboratory where he served 16 years on numerous government programs as a Containment Scientist for nuclear underground tests, where he was responsible for the supervision of up to 500 engineers and approval of all equipment fielded for nuclear-device emplacement at the Nevada Test Site. After retiring from the Laboratory, Mr. Knox started his own software development and publishing business, creating consumer CAD software which sold 80,000 copies. Shortly thereafter, he joined his sons, Michael Knox and Richard J. Knox, Jr., and our CEO Mr. Lyndon, and helped build Park Place Productions into North America’s largest independent developer of video games, where he was in charge of 80 personnel, overseeing all game production. Since that time, Richard has relocated to Oahu, Hawaii to pursue personal interests, including the oversight of a ministry and most recently, Pastor of his own congregation.

Richard Knox, Jr., Director is a seasoned developer and is currently engaged on-staff with the Hawaii Department of Education. Mr. Knox has been a multimedia developer his entire life and was originally a CAD software designer before joining the original team in the early 1990’s that became North America’s largest independent development company of video games, Park Place Productions, which he built alongside his father Richard Knox, Sr., his brother Michael Knox and Troy Lyndon. Richard’s interests include computers and music, as he is also the worship leader of his church in Oahu, Hawaii.

Significant Employees

None aside from the above-mentioned Officers and Directors.

OST-MERGER DIRECTORS AND EXECUTIVE OFFICERS OF LFBG AND DIGITAL PRAISE

As contemplated by the Agreement, upon consummation of the Merger, the current Board of Directors of LFBG shall appoint M e ssrs. Thomas M. Bean, William R. Bean and Peter Fokos, as additional members of the LFBG Board of Directors. As further contemplated by the Agreement post-Merger, the Board of Directors of LFBG shall also serve as the Board of Directors of the Surviving Corporation, with Troy A. Lyndon serving as the Chairman of the Board of each respective company. At that time, the Board of Directors will then appoint Mr. Thomas M. Bean as the President of LFBG and President and Chief Executive Officer of the Surviving Corporation, Mr. Peter Fokos as the Chief Technology Officer, Vice President and Creative Director of LFBG and the Surviving Corporation, and Mr. William R. Bean as Chief Marketing Officer and Vice President Business Development of LFBG and the Surviving Corporation. The change in the Board composition for each respective company will become effective approximately, but not earlier than ten days following the filing of this Information Statement with the SEC and distribution of this Information Statement to LFBG’s stockholders as of the Record Date.

The new members of the Board of Directors of LFBG and the Surviving Corporation will hold office for a period of one year or until his successor is elected and qualified. The officers of LFBG and the Surviving Corporation are appointed by our Board of Directors and hold office until their death, resignation or removal from office. The contemplated post-Merger composition of LFBG and Surviving Corporation’s directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Age	Contemplated Post-Merger Composition of LFBG and Digital Praise Directors and Officers
		LFBG	Digital Praise
Troy A. Lyndon (1)	45	Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors.	Chairman of the Board of Directors
Thomas M. Bean (2)	46	President and Director	Chief Executive Officer, Chief Financial Officer, President and Director.
Peter Fokos (1)	50	Director, CTO	Chief Technology Officer, Vice President and Creative Director, and Director
William R. Bean (1)	47	Director, CMO	Chief Marketing Officer, Vice President Business Development, and Director
Richard Knox, Sr. (2)	71	Director	Director
Richard Knox, Jr. (2)	50	Director	Director

(1)

Nominated by Tomas M. Bean.

(2)

Nominated by Troy A. Lyndon.

Business Experience of New Appointees

Thomas M. Bean has been serving as the President, Chief Executive Officer, Chief Financial Officer and a director of Digital Praise, Inc. since Digital Praise’s founding in 2003. He sets the strategy and has successfully led the company through the development and production of products that became #1 in the Christian retail channel. Mr. Bean was central in developing the distribution relationships with EMI and Thomas Nelson, which allowed Digital Praise to reach customers and prospects around the globe. In addition, he has been responsible for all music licensing with top Christian artists, which has been central to the appeal and success of the product lines. Mr. Bean is a proven leader with senior management experience and over 19 years in the mortgage banking industry. Prior to leading Digital Praise, Mr. Bean served as Vice President of Operations at AES, a mortgage banking service provider; Vice President of Pacific Thrift and Loan as National Chief Appraiser; and as President of Bean and Associates, a national mortgage banking consultancy. He has served on various non-profit boards including the Board of Trustees for Bethany University. He earned his degree at Oral Roberts University.

Peter Fokos has been serving as Digital Praise’s Chief Technology Officer, Vice President and Creative Director and a director of Digital Praise since the founding of Digital Praise in 2003. He has led the product development team since its inception, and has been directly responsible for the creation of all Digital Praise products. Mr. Fokos came up with the concept for Dance Praise and guided the team which made it into reality, with its numerous versions and expansion packs. In addition, he managed the team who created the Hermie & Friends children's products and the best-selling Guitar Praise. Mr. Fokos is a 28-year veteran of the computer game industry. He was formerly principal engineer and director of software engineering at The Learning Company. Before The Learning Company, Mr. Fokos helped build the development team at Disney Interactive and Activision.

William R. Bean has been serving as the Vice President of Marketing and Sales of Digital Praise since the Digital Praise’s founding in 2003. From inception, he has successfully led and created the marketing programs of Digital Praise and directly developed the relationship with Navarre Corporation through SOS Aggregation and their national sales representatives, producing strategic relationships that over the years resulted in a significant amount of products being pulled through over 5,700 general market retailers, past and present, such as Circuit City, CompUSA, BestBuy and Fry’s Electronics, boutiques such as Apple Stores and online eTailers such as Amazon.com and CBD.com. Mr. Bean was responsible for breading the category into Christian retail, the website and online store, as well as many event-marketing programs which enhanced the awareness and sales of all Digital Praise products. He has 23 years of experience in software and hardware sales and marketing. He formerly served as the Product Marketing Manager and Business Development Manager at Caere Corporation, in addition to the Vice President of Sales and Marketing for American LegalNet, Inc. He currently serves as President of the Association of Christian Entertainment.

The Agreement states that upon the consummation of the Merger, the Board of Directors of the Company and the Surviving Corporation shall expand the size of the Board of Directors of the Company to seven members. The Company’s current members Troy A. Lyndon, Richard Knox, Sr. and Richard Knox, Jr. will remain on the Board post-Merger. Upon consummation of the Merger, the Board will appoint the three principals of Digital Praise, Thomas M. Bean, Peter Fokos and William R. Bean, as members of the Company’s Board of Directors. The seventh director shall be nominated by Troy A. Lyndon and Thomas M. Bean. The same individuals shall serve as members of the Board of the Surviving Company post-Merger. Members of the Company and Surviving Corporation’s Board of Directors will serve for a one-year term or until his respective successor is elected and qualified. Troy A. Lyndon will serve as the Chairman of the Board of Directors of both the Company and the Surviving Corporation.

Voting Agreement and Series C Preferred Stock Proxies

In accordance with the Agreement, and as a condition to the consummation of the Merger, the Troy A. Lyndon, Richard Knox, Sr., Richard Knox, Jr., Thomas M. Bean, Peter Fokos and William R. Bean have agreed to enter into a voting agreement (“Voting Agreement”) with respect to certain of the shares of Series C Preferred Stock held by Mr. Lyndon. Mr. Lyndon has granted a three-year irrevocable proxy to direct the voting with respect to 1,667 shares of LFBG Series C Preferred Stock held by Mr. Lyndon, to each of Thomas M. Bean, William R. Bean, and Peter Fokos (the “DP Shareholders”) as well as to Richard Knox, Sr., and Richard Knox, Jr., the current members of the LFBG Board of Directors (collectively the “Voting Parties”). Upon the third anniversary date of the date of consummation of the Merger, the Series C Preferred Stock shall automatically expire.

In accordance with the Voting Agreement, the Voting Parties have agreed to direct their respective votes, only insofar as such matters pertain to the Company’s Board of Directors, as follows:

1.

During the term of Voting Agreement and so long as the DP Shareholders hold, collectively, voting rights with respect to at least ten percent (10%) of the voting power of all shares of capital stock having voting rights (the “Shares”) in connection with the election of directors of the Company, each Voting Party agrees to vote all of such Voting Party’s Shares in the following manner:

(a)

At all shareholder meetings or in any written consent to elect the directors of the Company, each Voting Party shall vote all Shares held by such Voting Party in favor of three (3) individuals (each a “DP Nominee ” and together, the “ DP Nominees ” ) nominated by the DP Shareholders holding a majority of all Shares held by all DP Shareholders (a “ DP Shareholder Majority ” ), which DP Nominees shall initially be Peter Fokos, William R. Bean and Thomas M. Bean.

(b)

In connection with any vote or written consent to remove a DP Nominee from the Company’s Board of Directors, either with or without cause, each Voting Party shall vote all Shares held by such Voting Party as directed by a DP Shareholder Majority with respect to the DP Nominee.

(c)

In the case of a vacancy in the office of a DP Nominee, whether by removal, resignation or otherwise, each Voting Party shall vote all Shares held by such Voting Party for a successor to hold such office for the unexpired term nominated by a DP Shareholder Majority.

2.

During the term of this Agreement and so long as Troy A. Lyndon holds voting rights with respect to at least ten percent (10%) of the voting power of all Shares in connection with the election of directors of the Company, each Voting Party agrees to vote all of such Voting Party’s Shares in the following manner:

(a)

At all shareholder meetings or in any written consent to elect the directors of the Company, each Voting Party shall vote all Shares held by such Voting Party in favor of three (3) individuals (each a “ Lyndon Nominee ” and together, the “ Lyndon Nominees ”) nominated by Troy A. Lyndon, which Lyndon Nominees shall initially be Troy A. Lyndon, Richard Knox, Jr. and Richard Knox, Sr.

(b)

In connection with any vote or written consent to remove a Lyndon Nominee from the Company’s Board of Directors, either with or without cause, each Voting Party shall vote all Shares held by such Voting Party as directed by a Troy A. Lyndon with respect to the Lyndon Nominee.

(c)

In the case of a vacancy in the office of a Lyndon Nominee, whether by removal, resignation or otherwise, each Voting Party shall vote all Shares held by such Voting Party for a successor to hold such office for the unexpired term nominated by Troy A. Lyndon.

3.

During the term of this Agreement, each Voting Party agrees to vote all of such Voting Party’s Shares in the following manner:

(a)

At all shareholder meetings or in any written consent to elect the seventh director (the “Joint Director”), each Voting Party shall vote all Shares held by such Voting Party in favor of the individual nominated by agreement between Troy A. Lyndon and Thomas M Bean, which position of the Joint Director shall initially be vacant.

(b)

In connection with any vote or written consent to remove the Joint Director from the Company’s Board of Directors, either with or without cause, each Voting Party shall vote all Shares held by such Voting Party as directed by agreement between Troy A. Lyndon and Thomas M. Bean.

(c)

In the case of a vacancy in the office of the Joint Director, whether by removal, resignation or otherwise, such vacancy shall be filled in accordance with Section 4(a).

Involvement in Certain Legal Proceedings

None of our current executive officers, directors or proposed post-Merger executive officers or directors has, during the past five years:

(a)

Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)

Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)

Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)

Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

Richard J. Knox, Sr. is the father of Richard J. Knox, Jr.

Thomas Bean and William Bean are brothers.

Certain Relationships and Related Party Transactions

We have not entered into any arrangements which are considered transactions with related persons.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Director Independence

Our determination of independence of our directors is made using the definition of “independent director” contained under NASDAQ Marketplace Rule 4200(a)(15), even though such definitions do not currently apply to us because we are not listed on NASDAQ. Richard Knox, Sr. and Richard Knox, Jr. are independent directors pursuant to this Rule.

Our Current Executive Officer Compensation

SUMMARY COMPENSATION TABLE

The cash and non-cash compensation that we have paid during the fiscal year ended March 31, 2009 and March 31, 2008 or that was earned by our CEO and our other former employees or officers is detailed in the following table.

Name and Principal Position	Fiscal Year Ended March 31,	Salary	Stock Awards (1)	All Other Compensation	Total
Troy A. Lyndon (2) Chairman and Chief Executive Officer	2009 2008	$85,000 $150,000	-- $300,000	$109,380(3) $8,831	$194,380 $458,831

James B. Frakes Former Chief Financial Officer	2009 2008	-- $160,800	-- $120,000	-- --	-- $280,800

______________________

(1)

Stock grants are valued as of the grant date.

(2)

Includes $10,380 as automobile related compensation and $99,000 earned income not paid as a result of cash-flow difficulties.

Base Salary

Our Chief Executive Officer

We hired Troy A. Lyndon as our Chief Executive Officer in 2002. Mr. Lyndon’s employment agreement with us provides for an annual base salary of $150,000. In the future, based upon revenue benchmarks, this amount can increase commensurate with our increased revenues, to a maximum salary of $300,000 per year. The terms of Mr. Lyndon's employment agreement include certain incentive bonuses. Under the agreement, Mr. Lyndon may achieve increases in his annual salary and varying levels of bonuses once we achieve certain revenue benchmarks. The initial benchmark to receive an increase in his salary over the current level of $150,000 is to receive a bonus when $4 million in revenue is achieved in a fiscal year.

On July 16, 2008, the Board of Directors approved a salary increase for Mr. Lyndon. Since that time, Mr. Lyndon has elected to defer the payment of such increase until a later day.

On September 28, 2009, the Board, with Mr. Lyndon recusing himself from making such determination, issued one hundred (100) shares of Series D Convertible Non-Voting Preferred Stock and ten thousand (10,000) shares of Series C Preferred Stock to Mr. Lyndon as a reward for significant improvements to the Company’s operations and market cap increase by more than 2,000% over the past year.

In connection with the Merger, the Company will enter into a new Management Employment Agreement with Mr. Lyndon pursuant to which will receive quarterly stock issuances of Common Stock to retain Mr. Lyndon’s stock ownership of the Company at 12.5%; provided, however, that Mr. Lyndon shall not receive less than $50,000 in stock in any given quarter.

Bonus Compensation

We have not historically paid any automatic or guaranteed bonuses to our executive officers. However, Mr. Lyndon has bonus components pursuant to his employment agreement, correlated with his performance.

Equity Compensation

Our Board plans to begin granting equity-based awards to attract, retain, motivate and reward our employees, particularly our executive officers, and to encourage their ownership of an equity interest in us. We implemented the 2006 Stock Incentive Plan in January 2007 (the “Plan”). We did not grant any options to our executive officers or employees under this plan in the fiscal year ended March 31, 2009.

We may make future awards of stock options to our executive officers under the Plan. We reserve the discretion to pay compensation to our executive officers that may not be deductible.

We do not have any program, plan or practice that requires us to grant equity-based awards on specified dates. Authority to make equity-based awards to executive officers rests with the board, which considers the recommendations of our CEO and other executive officers.

Immediately following the Closing, the Company will establish an equity incentive plan authorizing the issuance of the number of shares of Company Common Stock equal to five percent (5%) of the then outstanding equity securities of the Company (on a fully-diluted basis) pursuant to rewards to employees and consultants of the Company under the Plan and will prepare and file with the Commission a registration statement on Form S-8 therein registering the shares of Common Stock issuable under the Plan. Upon effectiveness of the Form S-8, the Board of Directors of the Company shall grant the options provided for in the Management Employment Agreement between the Company and each of Thomas Bean, William Bean and Peter Fokos.

Deferred Compensation

In the fiscal year ended March 31, 2009, no deferred compensation was paid to our officers or directors.

Severance and Change of Control Payments

Our Board believes that companies should provide reasonable severance benefits to employees, recognizing that it may be difficult for them to find comparable employment within a short period of time.

Our employment agreement with Mr. Lyndon provides that, if Mr. Lyndon is terminated without cause, he is entitled to receive an amount equal to six (6) months’ base compensation. We believe that the termination provisions of Mr. Lyndon’s employment agreement are comparable to those in effect for chief executive officers of companies comparable to us, in terms of size, revenue, profitability and/or nature of business.

Perquisites

Our Chief Executive Officer receives reasonable perquisites. As Company policy, we have agreed to reimburse each executive officer for all reasonable travel, entertainment and other expenses incurred by them in connection with the performance of their duties and obligations. Pursuant to his employment agreement, Mr. Lyndon receives a monthly car allowance of up to $1,000, plus actual maintenance, repair and insurance costs.

We also provide health insurance for Mr. Lyndon.

Compensation Committee Interlocks and Insider Participation

We have not yet designated a Compensation Committee. All compensation matters are approved by the full Board. None of our executive officers served on the compensation committee (or equivalent), or the Board, of another entity whose executive officer(s) served on our Board.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

LEFT BEHIND GAMES INC.

Date: March 12, 2010	/s/ TROY A. LYNDON
Troy A. Lyndon
Chief Executive Officer, Chief Financial Officer and Chairman (Principal Executive and Principal Financial and Accounting Officer)